UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K furnished by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) to the Securities and Exchange Commission (the “SEC”) on March 10, 2026 (the “Original Report”) is being furnished to the SEC to update and replace in its entirety the disclosure set forth in the Original Report under the heading “Non-Reliance on Previously Issued Financial Statements and Related Audit Report – Accounting Policies for Property and Equipment.”

As further described below, this Amendment is being furnished to the SEC to reflect that (i) the Company hereby withdraws its prior conclusion that the Company’s annual consolidated financial statements as of and for the years ended December 31, 2024 and 2023 (the “Affected Financial Statements”), as well as the relevant portions of any communication which describe or are based on the Affected Financial Statements, should no longer be relied upon;

(ii) the associated reports of the Company’s independent registered public accounting firm, KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) can continue to be relied upon; and (iii) the Company hereby withdraws its prior conclusion that a material weakness exists in the Company’s internal control over financial reporting (“ICFR”), and the Company’s management has concluded that the Company’s disclosure controls and procedures and ICFR were effective as of December 31, 2024 and December 31, 2023.

Except as described herein, no other changes have been made to the Original Report.

Previously Issued Financial Statements and Related Audit Reports – Accounting Policies for Property and Equipment

2024 and 2023 Financial Statements

On March 10, 2026, the Company furnished to the SEC the Original Report, which was based on the assessment as of the date thereof, and described the accounting treatment with respect to certain drop cable assets and the asset classification of “last mile to the customers” as accounting errors. The Original Report noted that the Company’s evaluation of this issue was ongoing and had not been finalized, and that the Company’s independent registered public accounting firm had not completed its audit of the statements made in the Original Report and therefore was not in a position to agree or disagree with the statements in the Original Report.

The Company has completed its evaluation and review, and has concluded that the accounting treatment with respect to certain drop cable assets, which are a distinct component within telecommunications infrastructure, and the asset classification of “last mile to the customers” should be characterized as changes in accounting policy, rather than accounting errors. In reaching this conclusion, the Company conducted additional analyses, consulted with external advisors regarding the application of International Accounting Standard (“IAS”) 8: Accounting

Policies, Changes in Accounting Estimates and Errors and IAS 16: Plant, Property and Equipment and consulted with the Audit Committee. The accounting policy changes will be applied retrospectively in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Form 20-F”) and the affected comparative information for the years ended December 31, 2023 and 2024 will be revised and adjusted accordingly.

Accordingly, the Company hereby withdraws its prior conclusion, as described above, with regard to the Affected Financial Statements, and the associated reports of the Company’s independent registered public accounting firm, as well as the relevant portions of any communication which describe or are based on the Affected Financial Statements, and the Company confirms that the foregoing can be relied upon.

ICFR

In connection with the foregoing, the Company’s management also has concluded that the Company’s disclosure controls and procedures and ICFR were effective and no material weaknesses in the Company’s ICFR existed as of December 31, 2024 and December 31, 2023.

Discussion with the Company’s Independent Registered Public Accounting Firm

The Company’s management and the Audit Committee have discussed the matters disclosed in this Amendment with the Company’s independent registered public accounting firm.

Cautionary Note Regarding Forward-Looking Statements

This Amendment contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include, but are not limited to, statements regarding the Company’s expectations with regard to the Affected Financial Statements and the impact of its changes in accounting policy; the Company’s expectations with regard to any retrospective adjustments, and the impacts thereof; the effectiveness of the Company’s disclosure controls and procedures and ICFR; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: the risk that the Audit Committee discovers additional information relevant to the Company’s financial statements; the possibility that additional adjustments may be identified; the potential for delisting, legal proceedings or additional government investigations or enforcement actions relating to the matters described herein or inability to finalize financial results in a timely manner; and other risks detailed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, originally filed with the SEC on April 28, 2025, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary